KPMG AG Wirtschaftsprüfungsgesellschaft The Squaire, Am Flughafen 60549 Frankfurt am Main Germany	Fresenius Medical Care AG & Co. KGaA POB 61346 Bad Homburg Germany www.fmc-ag.com

February 22, 2017

Re:                             Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Fresenius Medical Care AG & Co. KGaA has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2016, which was filed with the U.S. Securities and Exchange Commission on February 22, 2017. Such disclosure begins on page 38 of the Annual Report on Form 20-F and is incorporated by reference herein.

Sincerely,

By:	/s/ MICHAEL BROSNAN
Name:	Michael Brosnan
Title:	Chief Financial Officer and
member of the Management Board
of the General Partner

Fresenius Medical Care AG & Co. KGaA, 61346 Bad Homburg, Germany, T +49 6172 609-0, Registered Office and

Commercial Register: Hof an der Saale, HRB 4019, VAT-ID No.: DE 811127677, Chairman of Supervisory Board: Dr. Gerd Krick

General Partner: Fresenius Medical Care Management AG, Registered Office and Commercial Register: Hof an der Saale, HRB 3894

Management Board: Rice Powell (Chairman), Michael Brosnan, William Valle, Dr. Olaf Schermeier, Kent Wanzek, Dominik Wehner, Harry de Wit. Chairman of Supervisory Board: Stephan Sturm

Bank Account: Commerzbank AG, Frankfurt/Main, IBAN: DE23 5008 0000 0711 6731 00, SWIFT/BIC: DRESDEFF501